Exhibit 23.4

[Letterhead of Morten Beyer Agnew, Inc.]

We refer to the Prospectus Supplement dated June 19, 2007 of United Air Lines, Inc. related to the offer and sale of $693,657,000 aggregate face amount of Pass Through Trust Certificates, Series 2007-1 (the “Prospectus”). We hereby consent to the inclusion of our report dated May 15, 2007 in the Prospectus and to the reference to our firm’s names in the Prospectus under the captions: “Summary – Equipment Notes and the Aircraft”, “Description of the Aircraft and the Appraisals – the Appraisals” and “Experts.” We also consent to such use, summary and references in the Final Prospectus Supplement relating to the offering described in the Prospectus, to the extent such use, summary and references are unchanged.

Date: June 19, 2007	Morten Beyer & Agnew, Inc.

	By:	/s/ Stephen P Rehrmann
	Name:	Stephen P Rehrmann ATP/FE
	Title:	Vice President, Appraisal Group